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50

SECU 04019391 MMISSION

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SEC FILE NUMBER
8 - 46834

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blaylock & Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mullin (212) 715-6633
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, John B. Mullin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock & Partners, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WINSOME SMITH
NOTARY PUBLIC - NEW YORK
Registration # 01SM6023856
Qualified in Queens County
My Commission Expires May 3, 20 07

Winsome Smith, 3/30/04
Notary Public

John B. Mullin
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK & PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

BLAYLOCK & PARTNERS, L.P.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Blaylock & Partners, L.P.

We have audited the accompanying statement of financial condition of Blaylock & Partners, L.P. (the "Partnership") as of December 31, 2003. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 6, the statement of financial condition includes receivables from related parties of approximately $4,291,000. We were unable to obtain documentation to support the collectability of these receivables and were unable to satisfy ourselves by means of other auditing procedures.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves about the collectability of the related party receivables, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blaylock & Partners, L.P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 4, 2004, except for Note 14 as to which
the date is April 6, 2004

BLAYLOCK & PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	2,500,752
Receivable from clearing broker, including clearing deposit of $1,000,000		7,593,180
Commissions, fees and other receivables		4,211,544
Receivables from related parties		4,290,595
Securities owned, at market value		16,556,554
Interest receivable		128,859
Equipment and leasehold improvements, net		1,565,768
Other assets		998,900
	$	37,846,152
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold, not yet purchased, at market value	$	9,328,274
Accounts payable and accrued expenses		5,745,963
Total liabilities		15,074,237
Liabilities subordinated to claims of general creditors		22,500,000
Commitments and contingencies		
Partners' capital		
General partner (820.0 units outstanding)		(1,833,505)
Limited partner (271.9 Class A units outstanding)		2,105,420
Total partners' capital		271,915
	$	37,846,152

See accompanying notes to financial statements.

BLAYLOCK & PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS

1. Organization and nature of operations

Blaylock & Partners, L.P. (the "Partnership") is a minority and woman-owned business distributing and underwriting equity and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate and equity securities with offices located in New York, New York, Atlanta, Georgia, Boston, Massachusetts, Chicago, Illinois, San Francisco, California and Austin, Texas. The Partnership also receives commissions from agency transactions in equity securities and provides investment banking services. Blaylock General, L.P. is the general partner ("General Partner") of the Partnership and American General Investment Management, L.P. is the sole limited partner ("Limited Partner"). The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Partnership is a registered Futures Commission Merchant (FCM) and a Commodities Trading Advisor (CTA). The Partnership has not conducted any activities as an FCM or CTA to date.

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and a money market account.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Partnership's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments, valuation pricing models or other methods as determined by management. Securities sold, not yet purchased are collateralized by securities owned and the receivable from clearing broker.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment and software	3-5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of lease

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date.

2. Summary of significant accounting policies (continued)

Investment Banking Revenues

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned for providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

As a partnership, no provision for federal and state income taxes is required as each partner is responsible for reporting their share of the Partnership's income or loss on their income tax returns. The Partnership is subject to the New York City Unincorporated Business Tax.

In accordance with the partnership agreement, the Partnership must distribute sufficient cash to the partners to cover their estimated tax liabilities from aggregate Partnership taxable income. For the year ended December 31, 2003, no such distributions will be made as the Partnership incurred a taxable loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned, and securities sold, not yet purchased, at market value

Details of securities owned and securities sold, not yet purchased at December 31, 2003 are as follows:

	Securities Owned	Securities Sold, not yet Purchased
Corporate bonds	$ 15,757,929	$ 1,146,826
U.S. government and U.S. government agency obligations	798,625	8,181,448
	$ 16,556,554	$ 9,328,274

4. Equipment and leasehold improvements

Details of equipment and leasehold improvements at December 31, 2003 are as follows:

Computer equipment and software	$ 1,576,347
Furniture and fixtures	664,154
Leasehold improvements	431,518
	2,672,019
Less accumulated depreciation and amortization	1,106,251
	$ 1,565,768

5. Liabilities subordinated to claims of general creditors

At December 31, 2003, the Partnership has two subordinated loan agreements with its Limited Partner which were in accordance with agreements approved by the NASD. The terms of the subordinated loan agreements are as follows:

$7,500,000 equity subordinated loan agreement maturing on June 30, 2005 and bearing interest at 10% per annum.

$20,000,000 revolving loan agreement maturing on June 11, 2004 with the balance of all outstanding borrowings at June 11, 2004 due within 12 months and bearing interest at 10% per annum. At December 31, 2003, $15,000,000 was outstanding under the revolving loan agreement.

The total interest expense on all subordinated borrowings for the year ended December 31, 2003 was approximately $2,643,000 of which approximately $1,252,000 was accrued at December 31, 2003 and is included in accounts payable and accrued expenses.

6. Related party transactions

At December 31, 2003, related party receivables include approximately $520,000 of loans receivable bearing interest at rates ranging between 6.0% and 10.75%, which are due on demand from a partner of the General Partner who is also an officer of the Partnership. Interest receivable, which is included in related party receivables, includes approximately $166,000 and interest income recorded in the statement of operations amounted to approximately $31,000 related to these loans for the year ended December 31, 2003.

The Partnership has a $1,000,000 loan receivable, bearing interest at 10.75%, which is due on demand from the General Partner. Interest receivable, which is included in related party receivables, includes approximately $45,000 and interest income recorded in the statement of operations amounted to approximately $108,000 related to this loan for the year ended December 31, 2003. This loan is collateralized by the General Partner's investment in preferred stock of an unrelated entity.

6. Related party transactions (continued)

The Partnership also has receivables of approximately $2,560,000, which are non-interest bearing and due on demand, from the General Partner. These receivables relate to monies paid by the Partnership to fund the operations of Blaylock Abacus Asset Management (BAAM), an asset management company acquired by the General Partner during 2003. Management of BAAM estimates that it will require in excess of $1,000,000 from the General Partner in order to fund future operations of BAAM. The collectability of these receivables is contingent upon BAAM obtaining sufficient assets under management to generate positive cash flows in the future. Alternatively, these advances could be at least partially repaid should Management determine to stop supporting BAAM and realize proceeds from the General Partner's sale of its ownership in BAAM. In the event the General Partner discontinues its financial support of BAAM, either because of lack of funding by the Partnership or other third party sources, the General Partner may be required to sell its ownership interest in BAAM. It is not possible to determine the amount of proceeds, if any, which ultimately would be realized upon a sale, and therefore the amount that might be repaid to the Partnership.

7. Commitments and contingencies

At December 31, 2003, the Partnership is obligated under leases for office space that expire through September 2016. These leases provide for increases in operating expenses over base year amounts.

Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,	
2004	$ 1,534,000
2005	1,538,000
2006	1,514,000
2007	1,464,000
2008	1,560,000
Thereafter	11,138,000
	$ 18,748,000

Rent expense for the year ended December 31, 2003 approximated $1,577,000.

The Partnership issued an irrevocable letter of credit of $1,354,500 as a security deposit for its New York City office. The Partnership is required to maintain this letter of credit for the duration of the lease, which expires in September 2016.

In the normal course of business, the Partnership has been named as a defendant in various matters. The management of the Partnership believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Partnership.

8. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance sheet risk

Pursuant to a clearance agreement, the Partnership introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership and must maintain, at all times, net capital of not less than $1,000,000. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Partnership's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Partnership to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

10. Concentration of credit risk

The Partnership maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

11. Net capital requirement

The Partnership, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements which require that the Partnership maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2003, the Partnership's net capital was approximately $8,342,000, which was approximately $7,959,000 in excess of its required net capital of $383,000.

12. Other income

During 2003, the Partnership recorded approximately $4,000,000, which is included in other income on the statement of operations, from its previous landlord as compensation to terminate its lease prior to the expiration date. As of December 31, 2003, commissions, fees and other receivables include approximately $524,000 related to this transaction. The Partnership initiated legal action to collect the amount due.

13. Retirement plan

The Partnership has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Partnership makes a matching contribution to the Plan that is at the discretion of management and is determined annually in advance and funded bi-monthly. Matching contributions for the year ended December 31, 2003 were approximately $165,000.

14. Subsequent events

The Partnership received a capital contribution of $2,000,000 from the General Partner in April 2004. In addition, the Partnership's limited partner has indicated that it expects to extend both the equity subordinated loan and the revolving loan for at least an additional two years from their scheduled maturity dates.